Exhibit 4(b)

AMENDMENT NO. 1 TO INVESTMENT MANAGEMENT AGREEMENT

This Amendment No. 1 to the Investment Management Agreement dated as of May 8, 2018 (the “Amendment”), is entered into by and between BlackRock Series Fund, Inc. (the “Corporation”), a Maryland corporation, on behalf of BlackRock Advantage Large Cap Core Portfolio (formerly known as BlackRock Large Cap Core Portfolio), BlackRock Balanced Capital Portfolio, BlackRock Capital Appreciation Portfolio (formerly known as BlackRock Fundamental Growth Portfolio), BlackRock Global Allocation Portfolio, BlackRock Government Money Market Portfolio (formerly known as BlackRock Money Market Portfolio), BlackRock High Yield Portfolio (formerly known as BlackRock High Income Portfolio) and BlackRock U.S. Government Bond Portfolio (formerly known as BlackRock Government Income Portfolio) (each, a “Fund” and together the “Funds”), and BlackRock Advisors, LLC, a Delaware limited liability company (the “Advisor”). Capitalized terms used herein and not otherwise defined shall have the meaning as set forth in the Management Agreement (as defined below).

WHEREAS, the Corporation, on behalf of each Fund, and the Advisor have entered into an Investment Management Agreement dated September 29, 2006 (the “Management Agreement”) pursuant to which the Advisor agreed to furnish investment advisory services to each Fund;

WHEREAS, BlackRock Total Return Portfolio (formerly known as BlackRock Bond Portfolio), a series of the Corporation that was a party to the Management Agreement, was liquidated on March 29, 2018;

WHEREAS, the Board of Directors of the Corporation has approved the reorganization (“Reorganization”) of BlackRock High Yield Portfolio (the “High Yield Fund”) and BlackRock U.S. Government Bond Portfolio (the “U.S. Government Fund”) into BlackRock High Yield Bond Portfolio and BlackRock U.S. Government Bond Portfolio, respectively, each a newly created series of BlackRock Series Fund II, Inc., a Maryland corporation (each, a “Successor Fund”);

WHEREAS, the Reorganization of each of the High Yield Fund and the U.S. Government Fund will result in the complete liquidation of each such Fund;

WHEREAS, the parties desire for the average daily net assets of each Successor Fund following its Reorganization to be included for purposes of determining the Investment Advisory Fee under the Management Agreement;

WHEREAS, the Management Agreement provides that the Management Agreement may be amended by the parties to the Management Agreement only if the amendment is specifically approved by a vote of the Board of Directors of the Corporation, including a majority of those Directors who are not parties to the Management Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval, and, where required by the 1940 Act, by a vote of the majority of the outstanding voting securities of each Fund; and

WHEREAS, the Board of Directors of the Corporation, including a majority of those Directors who are not parties to the Management Agreement or interested persons of any such party, specifically approved this Amendment at an in-person meeting held on May 8-9, 2018;

NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.                  Schedule A of the Management Agreement is hereby replaced with Schedule A attached hereto;

2.                  Except to the extent supplemented hereby, the Management Agreement shall remain unchanged an in full force and effect, and is hereby ratified and confirmed in all respects as supplemented hereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused the this Amendment No. 1 to the Investment Management Agreement to be executed by their duly authorized officers, all as of the day and the year first above written.

BLACKROCK SERIES FUND, INC.

By: /s/ John Perlowski

Name: John Perlowski

Title:    President and Chief Executive Officer

BLACKROCK ADVISORS, LLC

By: /s/ Neal J. Andrews

Name: Neal J. Andrews

Title:    Managing Director

Schedule A

Investment Advisory Fee

Average daily Net Assets of the seven combined Funds*	Investment Advisory Fee
Not exceeding $250 million	0.50%
In excess of $250 million but not exceeding $300 million	0.45%
In, excess of $300 million but not exceeding $400 million	0.40%
In excess of $400 million but not exceeding $800 million	0.35%
In excess of $800 million	0.30%

These fee rates are applied to the average daily net assets of each Fund, with the reduced rates above applicable to portions of the assets of each Fund to the extent that the aggregate average daily net assets of the seven combined Funds exceed $250 million, $300 million, $400 million and $800 million (each such amount being a “breakpoint level”). The portion of the assets of a Fund to which the rate at each breakpoint level applies will be determined on a “uniform percentage” basis. The uniform percentage applicable to a breakpoint level is determined by dividing the amount of the aggregate average daily net assets of the seven combined Funds that falls within that breakpoint level by the aggregate average daily net assets of the seven combined Funds. The amount of the fee for a Fund at each breakpoint level is determined by multiplying the average daily net assets of that Fund by the uniform percentage applicable to that breakpoint level and multiplying the product by the applicable advisory fee rate.

* For purposes of this Schedule A, the term “Funds” means each series of the Corporation and, following a Reorganization into a Successor Fund, each remaining series of the Corporation and the applicable Successor Fund(s).

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